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                         Ansell Healthcare Incorporated
                                200 Schulz Drive
                           Red Bank, New Jersey 07701


                               November 27, 2000



Mr. Dan Horwood
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Ansell Healthcare Incorporated
     Form S-1, File No. 333-93333

Dear Mr. Horwood,

     Ansell Healthcare Incorporated filed a Registration Statement on Form S-1 on or about December 22, 1999. The Registration Statement has not become effective. Registrant does not intend to pursue the registration and offering of its shares due to market conditions and states that no shares have been or will be sold under the Registration Statement. Pursuant to Rule 477 under the Securities Act of 1933, as amended, Registrant applies for withdrawal of the Registration Statement.


                                        Very truly yours,

                                        ANSELL HEALTHCARE INCORPORATED



                                        /s/ HARRY BOON
                                        ------------------------------
                                        Harry Boon, President

cc: Richard B. Vilsoet (Shearman & Sterling)
    Robert J. Wilczek (Gardner, Carton & Douglas)